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                                  FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT
                                   OF 1940.





                                 Van Eck Funds
                         ----------------------------
                           Exact Name of Registrant
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                                  FORM N-18F-1

                         INSTRUCTIONS FOR FORM N-18f-1

     Read instructions carefully before preparing this notification. It will not be deemed acceptable unless it is prepared, executed and filed substantially in accordance with these instructions.

        (a) This form shall be used as the notification of election filed with the Commission pursuant to Rule 18f-1 under the Investment Company Act of 1940.

(b)  Signature

        An original and three copies of each notification of election shall be filed.

        The three copies of the notification may have facsimile or typed signatures.

(c)  Filing

        The notification of election and all inquiries and communications with respect thereto shall be forwarded to the Securities and Exchange Commission, Washington, D.C. 20549.

(d)  Fee

        There is no fee charged for filing the notification.

                            NOTIFICATION OF ELECTION

  The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                   SIGNATURE

  Pursuant to the requirements of Rule 18f-1 under the Investment Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of New York and the state of New York on the 23rd day of December, 1997.


                                   Signature:        Van Eck Funds*
                                              -----------------------------
                                                    (Name of Registrant)


                                         By:      /s/  Thaddeus Leszczynski
                                              -----------------------------
                                                  Thaddeus Leszczynski

                                              Vice-President and Secretary
                                              ----------------------------
                                                        (Title)

Attest:     /s/ Susan I. Grant
        ----------------------
           Susan I. Grant

        Assistant Secretary
        ----------------------
               (Title)

*On behalf of its constituent series listed on Schedule A hereto
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                                   SCHEDULE A



Asia Dynasty Fund
Emerging Markets Growth Fund
Global Balanced Fund
Global Hard Assets Fund
Global Income Fund
Global Real Estate Fund
Gold/Resources Fund
International Investors Fund
U.S. Government Money Fund